EXHIBIT 99.1
Nuvei Announces Second Quarter 2023 Results, Introduces Quarterly Cash Dividend

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, August 9, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three and six months ended June 30, 2023.
“Nuvei delivered solid second quarter results with Total volume and revenue increasing 68% and 45%, respectively, as we continued to advance our strategic initiatives and scale our platform. The quarter was notable for the number of new customer wins and growing pipeline across all regions, as well as wallet share expansion opportunities with existing customers, underscoring momentum in the business and laying the foundation for sustainable long-term growth,” said Philip Fayer, Nuvei Chair and CEO. “While we see continued momentum in the business, we have updated our outlook for the remainder of the year. Our strong cash generation profile provides us with ample flexibility. As a result, we intend to prioritize debt repayment and remain committed to returning excess capital to shareholders with the introduction of a quarterly cash dividend.”

Financial Highlights for the Three Months Ended June 30, 2023
•Total volume(1) increased 68% to $50.6 billion from $30.1 billion;
◦Total volume growth at constant currency(1) was 67%;
◦Total organic volume growth at constant currency(1) was 23%;
◦eCommerce represented 88% of Total volume;
•Revenue increased 45% to $307.0 million from $211.3 million;
◦Revenue growth at constant currency(2) was 45%, increasing to $307.4 million from $211.3 million;
◦Organic revenue growth excluding digital assets and cryptocurrencies at constant currency(2) was 20%, with Organic revenue excluding digital assets and cryptocurrencies at constant currency(2) increasing to $211.9 million from $176.3 million.
•Net income was $11.6 million compared to net income of $35.1 million;
◦Results include an increase in finance cost of $31.3 million mainly related to amounts drawn under the Company’s new reducing revolving credit facility;
•Adjusted EBITDA(2) increased by 19% to $110.3 million from $92.9 million;
•Adjusted net income(2) decreased by 22% to $58.1 million from $74.7 million;
•Net income per diluted share was $0.07 compared to net income per diluted share of $0.23;
◦Results include an increase in finance cost related to amounts drawn under the Company’s new reducing revolving credit facility, net of taxes, of approximately $0.20 per diluted share;
•Adjusted net income per diluted share(2) decreased by 24% from $0.51 to $0.39;
•Adjusted EBITDA less capital expenditures(2) increased by 19% to $95.9 million from $80.8 million; and
•Repayments of loans and borrowings totaled $55.3 million, with approximately $44 million of this amount representing repayments that were voluntary.

Financial Highlights for the Six Months Ended June 30, 2023
•Total volume(1) increased 57% to $93.0 billion from $59.3 billion;
◦eCommerce represented 89% of Total volume;
◦Total volume growth at constant currency(1) was 58% with Total volume at constant currency(1) increasing to $93.6 billion from $59.3 billion;
◦Total organic volume growth at constant currency was 21%;
•Revenue increased 32% to $563.5 million from $425.8 million;
◦Revenue growth at constant currency(2) was 34% with Revenue at constant currency(2) increasing to $570.1 million from $425.8 million;
◦Organic revenue growth excluding digital assets and cryptocurrencies at constant currency (2) was 23% with Organic revenue excluding digital assets and cryptocurrencies at constant currency increasing to $425.9 million from $346.5 million.
•Net income decreased to $3.3 million from $39.6 million;
◦Results include an increase in finance cost of $42.0 million mainly related to amounts drawn under the Company’s new reducing revolving credit facility;
•Adjusted EBITDA(2) increased by 12% to $206.6 million from $184.4 million;
•Adjusted net income(2) decreased by 15% to $122.5 million from $143.7 million;
•Net income per diluted share decreased to $0.00 from $0.25;
◦Results include an increase in finance cost related to amounts drawn under the Company’s new reducing revolving credit facility, net of taxes, of approximately $0.26 per diluted share;
•Adjusted net income per diluted share(2) decreased by 14% to $0.83 from $0.97;
•Adjusted EBITDA less capital expenditures(2) increased by 10% to $179.5 million from $163.3 million; and
•Share repurchases totaled 1,350,000 shares for total cash consideration of $56 million.

(1) Total volume, Total volume at constant currency, and Total organic volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(2) Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Operational Highlights
•The Company has organized its business through three channels:
◦Core global commerce(3) is the Company’s largest and fastest growing channel. Revenue grew 16% year-over-year, to $172 million. Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency was 34% with Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency increasing to $152.1 million from $113.2 million. Organic revenue growth excluding digital assets and cryptocurrencies was 35% with Organic revenue excluding digital assets and cryptocurrencies increasing to $152.4 million from $113.2 million. Core global commerce represented 56% of Nuvei’s revenue in the second quarter of 2023;
◦Emerging B2B, government & integrated payments channel(3) revenue grew 13% year-over-year on a pro forma basis(1)(7), to $54 million and represented 18% of the Company’s revenue in the second quarter of 2023; and
◦Legacy small and medium sized businesses (“SMB”) channel(3) revenue declined 5% year-over-year on a pro forma basis(1)(7), to $81 million and represented 26% of revenue in the second quarter of 2023.
•From a regional perspective, revenue for the second quarter of 2023 increased 108% to $173.9 million in North America, remained stable at $119.2 million in Europe, the Middle East and Africa (“EMEA”), increased 77% to $12.3 million in Latin America (“LATAM”), and increased 67% to $1.7 million in Asia Pacific (“APAC”).
•The integration of Paya and achievement of the estimated $21 million cost synergies within 24 months post-closing is currently progressing according to plan. Additionally, the Company has begun to execute on its strategy to realize between $50 million and $100 million of estimated new revenue synergy opportunities by 2027.
•Nuvei signed several new customers and expanded wallet share with existing customers across channels and geographical regions;
◦In Core global commerce(3), the Company signed Cart.com, RentCars, and InDrive, amongst many others including one of the fastest-growing global online marketplaces, and three top-20 global airlines;
◦In the Emerging channel:
▪In B2B, the Company expanded its TAM by adding two new global enterprise resource and planning (“ERP”) leaders, Infor and SAP to its list of partners. The Company also expanded its existing ERP engagements beyond the United States to all reaches of the globe. New accounts increased 27% year-over-year, which the Company believes contributes to the growth potential of B2B;
▪In Government, the Company onboarded the US Virgin Islands, the cities of St. Petersburg (Florida) and Erie (Colorado) to support public water utilities, and Llano County (Texas), for processing property taxes, amongst many other wins;
▪In Integrated Payments, the Company partnered with two large integrated software vendors (“ISVs”) each processing over $1 billion of annual volume and servicing over 20,000 unique locations across North America.
•In terms of technology, product and innovation, the Company:
◦Further scaled the business with over 16 million daily interactions, and innovated with 36 releases year-to-date driving 2,500 new enhancements;
◦Added multiple new alternative payment methods (“APMs”), increasing its portfolio to 634 at the end of the second quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods;

◦Launched its artificial intelligence (AI)-driven data and analytics platform providing insights that help optimize approval rates for its customers;
◦Continued to advance its domestic processing capabilities for global airline customers;
◦Released the first phase of its new global chargeback suite, which is expected to benefit customers by automating significant portions of the dispute resolution process.
•Nuvei expanded its Board of Directors to eight members with the appointment of independent director Coretha Rushing, who joins the Nuvei Board with over 36 years of human resources experience. Ms. Rushing has held numerous executive leadership positions, including at Equifax, The Coca-Cola Company, and IBM. She currently serves on the Boards of Directors of thredUP and 2U, Inc.
•The Company ended the second quarter of 2023 with 2,089 employees.

Cash Dividend
Nuvei today announced that its Board of Directors has authorized and declared a cash dividend of $0.10 per subordinate voting share and multiple voting share, payable on September 5, 2023 to shareholders of record as of August 21, 2023. The aggregate amount of the dividend is expected to be approximately $15 million, to be funded from the Company’s existing cash on hand.
The Company, for the purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation, designates the dividend declared for the quarter ending June 30, 2023, and any future dividends, to be eligible dividends. The Company further expects to report such dividend as a dividend to U.S. shareholders for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to certain non-corporate U.S. shareholders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A U.S. shareholder should talk to its advisor regarding such dividend, including with respect to the “extraordinary dividend” provisions of the Internal Revenue Code (US).

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors, as more fully described under the heading “Forward-Looking Information” of this press release

Financial Outlook(4)
For the three months ending September 30, 2023 and the fiscal year ending December 31, 2023, Nuvei anticipates Total volume(1), Revenue, Revenue at constant currency(2) and Adjusted EBITDA(2) to be in the ranges below. The Company has revised its growth expectations for the second half of the year, primarily due to two factors. The first and more significant factor relates to longer than anticipated lag times in new business. The second factor stems from the Company’s recent decision to exit its relationship with a large customer. The Company estimates it has approximately $100 million in annualized revenue in various stages that it expects to activate within the next four quarters. Nuvei now expects Organic revenue growth excluding digital assets and cryptocurrencies at constant currency(2) to be between 16% and 20% for the fiscal year ending December 31, 2023.

The financial outlook, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

	Three months ending September 30,	Year ending December 31,
	2023	2023
	Forward-looking	Forward-looking	Forward-looking
		Previous	Revised
(In US dollars)	$	$	$
Total volume(1) (in billions)	47.5 - 49.5	196 - 202	193 - 197
Revenue (in millions)	300 - 308	1,225 - 1,264	1,170 - 1,195
Revenue at constant currency(2) (in millions)	294 - 302	1,226 - 1,266	1,157 - 1,182
Adjusted EBITDA(2) (in millions)	105 - 110	456 - 477	417 - 432
Growth Targets
In addition to category-leading growth in its Core global commerce channel(3), the Company believes it has a defined path to accelerate the growth in its Emerging B2B, government & integrated payments channel(3) to 20%-plus over the medium term. Given the mix of channels and their expected contribution to consolidated growth, Nuvei is updating its medium-term revenue growth target to a range of 15-20% while the Company executes on expanded end market and distribution opportunities in pursuit of its growth initiatives.
Nuvei’s updated medium-term(5) annual growth target for revenue, as well as its medium-term(5) target for capital expenditures (acquisition of intangible assets and property and equipment) as a percentage of revenue and long-term(5) target for Adjusted EBITDA margin(3), are shown in the table below. Nuvei’s targets are intended to provide insight into the execution of its strategy as it relates to growth, profitability and cash generation. These medium(5) and long-term(5) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at a further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins, as more fully described under the heading “Summary of Factors Affecting our Performance” of our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations. These growth targets, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and are fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release. We will review and revise these growth targets as economic, market and regulatory environments change.

Growth Targets
Revenue	15% - 20% annual year-over-year growth in the medium-term(5)
Adjusted EBITDA margin(2)	50%+ over the long-term(5)
Capital expenditures(6)	4% - 6% of Revenue over the medium-term(5)

(1) Total volume, Total volume at constant currency, and Total organic volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”, including definitions of Nuvei pro forma revenue growth, on an aggregate basis and by channel.
(2) Adjusted EBITDA, Adjusted EBITDA margin Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency and Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.
(3) The Core global commerce channel, previously referred to as global eCommerce, represents revenue from merchant relationships developed by the Company's sales representatives. The Emerging B2B, government & integrated payments channel represents integrations with software partners back-end Enterprise Resource Planning ("ERP") accounting solutions and Customer Information System (“CIS”) that focus on B2B and Government customers, as well as integrations with software partners who are vertical focused front-end business practice and financial management software providers. The Legacy small and medium sized businesses channel represents customers who utilize Nuvei’s core technology infrastructure but generally do not originate through a software integration, and are more likely to be known as Small and Medium sized Businesses.
(4) Other than with respect to revenue and capital expenditures as a percentage of revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Organic revenue growth excluding digital assets and cryptocurrencies at constant currency (non-IFRS) to revenue, and Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation such as predicting the future impact and timing of acquisitions and divestitures, foreign exchange rates and the volatility in digital assets. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the headings “Forward-looking information” and “Financial Outlook and Growth Targets Assumptions” of this press release.
(5) The Company defines “Medium-term” as between three and five years and “long-term” as five to seven years.
(6) Capital expenditures means acquisition of property and equipment and acquisition of intangible assets.
(7) Pro forma revenue growth by channel is calculated as (i) Nuvei's reported revenue for the relevant channel for the three months ended June 30, 2023 divided by (ii) Nuvei pro forma revenue for the relevant channel for the three months ended June 30, 2022. Nuvei pro forma revenue for the three months ended June 30, 2022 consists of (x) Nuvei's reported revenue for the relevant channel for the three months ended June 30, 2022, plus (y) Paya's reported revenue for the three months ended June 30, 2022, net of interchange fees in order to align with Nuvei's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS. See "Supplemental Financial Measures" for more detail.
Conference Call Information
Nuvei will host a conference call to discuss its second quarter financial results today, Wednesday, August 9, 2023 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available approximately one hour after the conclusion of the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13739016. The audio replay will be available through Wednesday, August 23, 2023.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and 634 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS, applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency, Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency, eCommerce volume Nuvei pro forma revenue and Nuvei pro forma revenue growth. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as determined under IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Organic revenue excluding digital assets and cryptocurrencies at constant currency: Organic revenue excluding digital assets and cryptocurrencies at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency: Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency means revenue of our Core global commerce channel excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth in our Core global commerce channel by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies and to our Core global commerce channel is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.

Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Organic revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable Organic revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures, volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic core global commerce revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable Organic core global commerce revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year in our Core global commerce channel, without the impact of acquisitions, divestitures, volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Nuvei pro forma revenue: Nuvei pro forma revenue represents Nuvei’s reported revenue after giving effect to the acquisition of Paya as though such acquisition had occurred at the beginning of the period presented. Nuvei pro forma revenue is presented both on an aggregated basis and by channel. In order to align with the Company's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statement under IFRS, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to the acquisition of Paya by the Company. This presentation is consistent with the pro forma disclosure required under IFRS in Nuvei’s condensed interim consolidated financial statements for the three months and six months ended June 30, 2023. This measure helps provide insight on the combined revenue of the Nuvei and Paya businesses.
Nuvei pro forma revenue growth: Nuvei pro forma revenue growth represents Nuvei reported revenue divided by Nuvei pro forma revenue in the comparative year. This ratio is presented both on an aggregated basis and by channel. This ratio helps provide a better understanding of the additional contribution of the Paya business on Nuvei’s year-over-year revenue growth. Nuvei pro forma revenue is used as a component of this ratio only until the completion of a full financial year following the acquisition of Paya.

Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, and Adjusted EBITDA for the three months ending September 30, 2023 and the year ending December 31, 2023 as well as medium and long-term targets on Revenue, Capital expenditures as a percentage of revenue, and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya acquisition, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our expectation to prioritize share repurchases with excess cash, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya acquisition (including the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition); the Company's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company's ability to attract and retain key employees in connection with the Paya acquisition; management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya acquisition; and general economic conditions and the competitive environment within our industry. See also "Financial Outlook and Growth Targets Assumptions”.
Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Nuvei’s financial outlook also constitutes financial outlook within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding management's expectations regarding our financial performance and the reader is cautioned that it may not be appropriate for other purposes. Our medium and long-term growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term and are provided for the purposes of assisting the reader in measuring progress toward management’s objectives, and the reader is cautioned that they may not be appropriate for other purposes.
The Company’s dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, the ability of the Company to pay dividends, as well as make share repurchases, will be subject to applicable laws (including the satisfaction of the solvency test contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness, including its credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2023 (the “AIF”). In particular, our financial outlook and medium and long-term targets are subject to risks and uncertainties related to:
•risks relating to our business and industry, such as the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto;
•a declining level of volume activity and significant volatility in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services and the resulting effect on consumer spending trends;
•the rapid developments and change in our industry;
•intense competition both within our industry and from other payments methods;

•changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends, supply chain challenges and other macroeconomic factors affecting our customers and our results of operations;
•Nuvei’s inability to successfully integrate the Paya business;
•legal proceedings that may be instituted related to the Paya acquisition and the impact of significant demands placed on management as a result thereof;
•the potential failure to realize anticipated benefits from the Paya acquisition;
•potential undisclosed costs of liabilities associated with the Paya acquisition, which may be significant;
•the failure to retain Paya’s personnel and customers;
•the rapid developments and change in our industry;
•Intense competition both within our industry and from other payments providers;
•challenges implementing our growth strategy;
•challenges to expand our product portfolio and market reach;
•challenges in expanding into new geographic regions internationally and continuing our growth within our markets;
•challenges in retaining existing customers, increasing sales to existing customers and attracting new customers;
•managing our growth effectively;
•difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects;
•history of net losses and additional significant investments in our business;
•our level of indebtedness;
•any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures;
•challenges related to a significant number of our customers being small-and-medium sized businesses ("SMBs");
•concentration of our revenue from payment services;
•reliance on, and compliance with, the requirements of acquiring banks and payment networks;
•challenges related to the reimbursement of chargebacks from our customers;
•decline in the use of electronic payment methods;
•loss of key personnel or difficulties hiring qualified personnel;
•impairment of a significant portion of intangible assets and goodwill;
•increasing fees from payment networks;
•reliance on third-party partners to sell some of our products and services;
•misappropriation of end-user transaction funds by our employees;
•fraud by customers, their customers or others;
•the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure;
•the integration of a variety of operating systems, software, hardware, web browsers and networks in our services;
•the costs and effects of pending and future regulatory proceedings and litigation;

•challenges to secure financing on favorable terms or at all; and,
•measures determined in accordance with IFRS may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance, making period-to-period comparisons less relevant.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Financial Outlook and Growth Targets Assumptions
The financial outlook for the three months ending September 30, 2023, and the year ending December 31, 2023, and specifically the Adjusted EBITDA, as well as the Adjusted EBITDA margin long-term growth target, reflect the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology. When measured as a percentage of revenue, these expenses are expected to decrease as our investments in distribution, marketing, innovation, and technology normalize over time.
Our financial outlook and growth targets are based on a number of additional assumptions, including the following:
•our results of operations and ability to achieve suitable margins will continue in line with management’s expectations;
•we will continue to effectively execute against our key strategic growth priorities, without any material adverse impact from macroeconomic trends on our or our customers’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for our products and services;
•losses owing to business failures of merchants and customers will remain in line with anticipated levels;
•existing customers growing their business and expanding into new markets within selected high-growth eCommerce end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel;
•economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels;
•assumptions as to the value of digital assets, foreign exchange rates and interest rates, including inflation;
•higher volatility and lower volume in digital assets; Nuvei expects the contribution of digital assets will continue to decline and to represent no more than 5% of revenue going forward;
•Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition;
•management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics;

•assumptions regarding competition, political environment and economic performance of each region where Nuvei operates;
•the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated;
•the absence of significant undisclosed costs or liabilities associated with the Paya acquisition;
•our ability to cross-sell and up-sell new and existing products and services to our existing customers with limited incremental sales and marketing expenses;
•our customers increasing their daily sales, and in turn their business volume of our solutions, at growth rates at or above historical levels for the past few years;
•our ability to maintain existing customer relationships and to continue to expand our customers’ use of more solutions from our Native Commerce Platform at or above historical levels for the past few years;
•our ability to leverage our sales and marketing experience in capturing and serving customers in North America and large enterprises in Europe and enable customer base expansion by targeting large enterprises in North America, with a focus in Core global commerce channel;
•our sales and marketing efforts and continued investment in our direct sales team and account management driving future growth by adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels and in the timeframe anticipated;
•our ability to further leverage our broad and diversified network of partners;
•our ability to expand and deepen our footprint and to add new customers adopting our technology processing transactions in geographies where we have an emerging presence, such as Asia Pacific and Latin America;
•our ability to expand and keep our portfolio of services technologically current through continued investment in our Native Commerce Platform and to design and deliver solutions that meet the specific and evolving needs of our customers;
•our ability to maintain and/or expand our relationships with acquiring banks and payment networks;
•our continued ability to maintain our competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing,
•our ability to expand profit margins by reducing variable costs as a percentage of total expenses, and leveraging fixed costs with additional scale and as our investments in, for example, direct sales and marketing normalize;
•increases in volume driving profitable revenue growth with limited additional overhead costs required, as a result of the highly scalable nature of our business model and the inherent operating leverage;
•our continued ability to manage our growth effectively;
•we will continue to attract and retain key talent and personnel required to achieve our plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally,
•our ability to successfully identify, complete, integrate and realize the expected benefits of past and future acquisitions and manage the associated risks;
•the absence of adverse changes in legislative or regulatory matters;

•our continued ability to upskill and modify our compliance capabilities as regulations change or as we enter new markets, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, with minimal disruption to our customers’ businesses;
•our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms; and,
•the absence of adverse changes in current tax laws.
Moreover, and more specifically, our ability to achieve new revenue synergy opportunities from the Paya acquisition over the long term is based on a number of additional assumptions, including the following:
•the Paya standalone business achieving its projected annual revenue growth;
•our ability to leverage Nuvei’s regulatory licenses/exemptions and relationships to capture market share and win new business in Paya’s existing U.S. market;
•our ability to leverage Nuvei’s global distribution and capabilities to offer an integrated Nuvei and Paya product offering outside of the U.S.; and
•our ability to continue to invest in expanding our Nuvei and Paya integrated product offering to win new business.

Contact:
Investors
Chris Mammone, Head of Investor Relations
Anthony Gerstein, VP of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$
Revenue	307,026	211,294	563,524	425,838
Cost of revenue	53,926	35,980	108,522	82,896
Gross profit	253,100	175,314	455,002	342,942
Selling, general and administrative expenses	221,755	146,505	416,373	293,317
Operating profit	31,345	28,809	38,629	49,625
Finance income	(961)	(1,665)	(6,336)	(2,296)
Finance cost (recovery)	29,318	(1,973)	47,786	5,768
Net finance cost (income)	28,357	(3,638)	41,450	3,472
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)
Income before income tax	14,103	40,914	9,692	54,040
Income tax expense	2,486	5,831	6,364	14,443
Net income	11,617	35,083	3,328	39,597
Other comprehensive income (loss), net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(9,068)	(25,593)	(4,010)	(30,455)
Comprehensive income (loss)	2,549	9,490	(682)	9,142
Net income attributable to:
Common shareholders of the Company	9,923	33,979	145	36,982
Non-controlling interest	1,694	1,104	3,183	2,615
	11,617	35,083	3,328	39,597
Comprehensive income (loss) attributable to:
Common shareholders of the Company	855	8,386	(3,865)	6,527
Non-controlling interest	1,694	1,104	3,183	2,615
	2,549	9,490	(682)	9,142
Net income per share
Net income per share attributable to common shareholders of the Company
Basic	0.07	0.24	0.00	0.26
Diluted	0.07	0.23	0.00	0.25
Weighted average number of common shares outstanding
Basic	138,841,224	141,442,328	139,245,992	142,148,713
Diluted	143,542,021	144,884,842	143,552,506	145,703,289

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	June 30, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash and cash equivalents	118,382	751,686
Trade and other receivables	100,170	61,228
Inventory	2,352	2,117
Prepaid expenses	16,730	12,254
Income taxes receivable	2,963	3,126
Current portion of advances to third parties	36	579
Current portion of contract assets	1,291	1,215

Total current assets before segregated funds	241,924	832,205
Segregated funds	827,075	823,666
Total current assets	1,068,999	1,655,871

Non-current assets
Advances to third parties	—	1,721
Property and equipment	37,187	31,881
Intangible assets	1,344,568	694,995
Goodwill	1,983,727	1,114,593
Deferred tax assets	1,455	17,172
Contract assets	778	997
Processor and other deposits	4,956	4,757
Other non-current assets	35,539	2,682

Total Assets	4,477,209	3,524,669

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	June 30, 2023	December 31, 2022
	$	$
Liabilities

Current liabilities
Trade and other payables	164,592	125,533
Income taxes payable	22,329	16,864
Current portion of loans and borrowings	41,375	8,652
Other current liabilities	8,091	4,224

Total current liabilities before due to merchants	236,387	155,273
Due to merchants	827,075	823,666

Total current liabilities	1,063,462	978,939

Non-current liabilities
Loans and borrowings	1,234,102	502,102
Deferred tax liabilities	164,312	61,704
Other non-current liabilities	2,763	2,434

Total Liabilities	2,464,639	1,545,179

Equity

Equity attributable to shareholders
Share capital	1,955,991	1,972,592
Contributed surplus	274,891	202,435
Deficit	(188,825)	(166,877)
Accumulated other comprehensive loss	(43,429)	(39,419)

	1,998,628	1,968,731
Non-controlling interest	13,942	10,759

Total Equity	2,012,570	1,979,490

Total Liabilities and Equity	4,477,209	3,524,669

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the six months ended June 30,	2023	2022
	$	$
Cash flow from operating activities
Net income	3,328	39,597
Adjustments for:
Depreciation of property and equipment	6,811	3,720
Amortization of intangible assets	56,770	49,769
Amortization of contract assets	758	913
Share-based payments	71,442	69,851
Net finance cost	41,450	3,472
Gain on foreign currency exchange	(12,513)	(7,887)
Income tax expense	6,364	14,443
Changes in non-cash working capital items	(8,430)	(4,819)
Interest paid	(42,769)	(8,805)
Interest received	7,560	1,241
Income taxes paid - net	(13,927)	(4,272)
	116,844	157,223
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,379,778)	—
Acquisition of property and equipment	(5,902)	(4,662)
Acquisition of intangible assets	(21,143)	(16,425)
Acquisition of distributor commissions	(20,318)	—
Increase in other non-current assets	(31,816)	(965)
Net decrease in advances to third parties	245	1,566
	(1,458,712)	(20,486)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(56,042)	(109,158)
Transaction costs from issuance of shares	—	(626)
Proceeds from exercise of stock options	6,399	1,129
Repayment of loans and borrowings	(76,560)	(2,560)
Proceeds from loans and borrowings	852,000	—
Transaction costs related to loans and borrowings	(14,650)	—
Payment of lease liabilities	(2,622)	(1,682)
Purchase of non-controlling interest	—	(39,751)
Dividend paid by subsidiary to non-controlling interest	—	(260)
	708,525	(152,908)
Effect of movements in exchange rates on cash	39	(10,785)
Net decrease in cash and cash equivalents	(633,304)	(26,956)
Cash and cash equivalents – Beginning of period	751,686	748,576
Cash and cash equivalents – End of period	118,382	721,620

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income
(In thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$

Net income	11,617	35,083	3,328	39,597
Finance cost (recovery)	29,318	(1,973)	47,786	5,768
Finance income	(961)	(1,665)	(6,336)	(2,296)
Depreciation and amortization	35,925	27,046	63,581	53,489
Income tax expense	2,486	5,831	6,364	14,443
Acquisition, integration and severance costs(a)	6,562	3,612	31,880	10,166
Share-based payments and related payroll taxes (b)	36,254	32,704	72,321	69,944
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)
Legal settlement and other(c)	221	682	178	1,207
Adjusted EBITDA	110,307	92,853	206,589	184,431
Acquisition of property and equipment, and intangible assets	(14,366)	(12,026)	(27,045)	(21,087)
Adjusted EBITDA less capital expenditures	95,941	80,827	179,544	163,344
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and six months ended June 30, 2023, these expenses were $1.1 million and $19.6 million ($0.5 million and $3.3 million for the three months and six months ended June 30, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.7 million and $2.8 million for the three months and six months ended June 30, 2023 and $3.4 million and $6.8 million for the three months and six months ended June 30, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2023, and a gain of $0.5 million was recognized for the three months and six months ended June 30, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.8 million and $9.5 million for the three months and six months ended June 30, 2023 ($0.2 million and $0.6 million for the three months and six months ended June 30, 2022). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2023, the expenses consisted of non-cash share-based payments of $35.9 million and $71.4 million ($32.7 million and $69.9 million for three months and six months ended June 30, 2022), $0.4 million and $0.9 million for related payroll taxes ($0.1 million for the three months and six months ended June 30, 2022).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income
(In thousands of US dollars except for share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$

Net income	11,617	35,083	3,328	39,597
Change in fair value of share repurchase liability	—	(7,884)	571	(5,710)
Amortization of acquisition-related intangible assets(a)	27,401	23,496	47,540	46,477
Acquisition, integration and severance costs(b)	6,562	3,612	31,880	10,166
Share-based payments and related payroll taxes(c)	36,254	32,704	72,321	69,944
Gain on foreign currency exchange	(11,115)	(8,467)	(12,513)	(7,887)
Legal settlement and other(d)	221	682	178	1,207
Adjustments	59,323	44,143	139,977	114,197
Income tax expense related to adjustments(e)	(12,847)	(4,567)	(20,759)	(10,079)
Adjusted net income	58,093	74,659	122,546	143,715
Net income attributable to non-controlling interest	(1,694)	(1,104)	(3,183)	(2,615)
Adjusted net income attributable to the common shareholders of the Company	56,399	73,555	119,363	141,100
Weighted average number of common shares outstanding
Basic	138,841,224	141,442,328	139,245,992	142,148,713
Diluted	143,542,021	144,884,842	143,552,506	145,703,289

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.41	0.52	0.86	0.99
Diluted	0.39	0.51	0.83	0.97
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and six months ended June 30, 2023, these expenses were $1.1 million and $19.6 million ($0.5 million and $3.3 million for the three months and six months ended June 30, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.7 million and $2.8 million for the three months and six months ended June 30, 2023 and $3.4 million and $6.8 million for the three months and six months ended June 30, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2023, and a gain of $0.5 million was recognized for the three months and six months ended June 30, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.8 million and $9.5 million for the three months and six months ended June 30, 2023 ($0.2 million and $0.6 million for the three months and six months ended June 30, 2022). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2023, the expenses consisted of non-cash share-based payments of $35.9 million and $71.4 million ($32.7 million and $69.9 million for three months and six months ended June 30, 2022), $0.4 million and $0.9 million for related payroll taxes ($0.1 million for the three months and six months ended June 30, 2022).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended June 30		Change		Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Revenue
Europe, Middle East and Africa	119,158	119,932	(774)	(1)%	238,983	244,519	(5,536)	(2)%
North America	173,878	83,418	90,460	108%	298,597	164,083	134,514	82%
Latin America	12,267	6,911	5,356	77%	23,083	13,336	9,747	73%
Asia Pacific	1,723	1,033	690	67%	2,861	3,900	(1,039)	(27)%
	307,026	211,294	95,732	45%	563,524	425,838	137,686	32%
Revenue by vertical
The following table provides a revenue breakdown by vertical based on the merchant classification:

	Three months ended June 30		Change		Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Digital assets and cryptocurrencies	19,540	35,005	(15,465)	(44)%	36,724	79,326	(42,602)	(54)%
Other verticals	287,486	176,289	111,197	63%	526,800	346,512	180,288	52%
Revenue	307,026	211,294	95,732	45%	563,524	425,838	137,686	32%
Revenue by channel

	Three months ended June 30		Change		Six months ended June 30		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Core global commerce	171,945	148,230	23,715	16%	341,606	307,112	34,494	11%
Emerging B2B, government & integrated payments	54,413	1,007	53,406	n.m.	76,251	1,872	74,379	n.m.
Legacy small & medium sized businesses	80,668	62,057	18,611	30%	145,667	116,854	28,813	25%
Revenue	307,026	211,294	95,732	45%	563,524	425,838	137,686	32%

Given the integration of Paya into Nuvei, the Company has organized its business through three channels. Our Core global commerce channel represents revenue from merchant relationships developed by the Company's sales representatives. Our Emerging B2B, government & integrated payments channel represents integrations with software partners, back-end Enterprise Resource Planning ("ERP") accounting solutions, and Customer Information System (“CIS”) that focus on B2B and Government customers, as well as integrations with software partners who are vertical focused front-end business practice and financial management software providers. Our Legacy small and medium sized businesses channel represents customers who utilize Nuvei’s core technology infrastructure but generally do not originate through a software integration, and are more likely to be known as Small and Medium sized Businesses.
Reconciliation of Nuvei pro forma revenue and Nuvei pro forma revenue growth to revenue and of Nuvei pro forma revenue by channel to revenue by channel

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023	Three months ended June 30, 2022
	Revenue as reported	Nuvei revenue as reported	Paya revenue as reported	Adjustments(1)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	$	%	%

Revenue	307,026	211,294	72,492	(2,025)	281,761	45%	9%

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023	Three months ended June 30, 2022
	Revenue as reported	Nuvei revenue as reported	Paya revenue as adjusted(1)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	%	%

Core global commerce	171,945	148,230	—	148,230	16%	16%
Emerging B2B, government & integrated payments	54,413	1,007	47,210	48,217	n.m.	13%
Legacy small & medium sized businesses	80,668	62,057	23,257	85,314	30%	(5)%
Revenue	307,026	211,294	70,467	281,761	45%	9%
(1) Reflects adjustments to present Paya’s revenue or Paya’s revenue by channel net of interchange fees in order to align with Nuvei’s presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item in the Company’s financial statements under IFRS.

Reconciliation of Organic Core Global Commerce revenue excluding digital assets and cryptocurrencies at constant currency and Organic Core Global Commerce revenue growth excluding digital assets and cryptocurrencies at constant currency to Core Global Commerce revenue

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023				Three months ended June 30, 2022
	Core global Commerce revenue	Revenue from digital assets and cryptocurrencies in Core global commerce	Foreign currency exchange impact on revenue	Organic Core global Commerce revenue excluding digital assets and cryptocurrencies at constant currency	Core global commerce revenue	Revenue from digital assets and cryptocurrencies in Core global commerce	Comparable organic Core global commerce revenue excluding digital assets and cryptocurrencies	Core global commerce revenue growth	Organic Core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$

Revenue	171,945	(19,540)	(265)	152,140	148,230	(35,005)	113,225	16%	34%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023				Six months ended June 30, 2022
	Core global commerce revenue	Revenue from digital assets and cryptocurrencies in Core global commerce	Foreign currency exchange impact on revenue	Organic Core global commerce revenue excluding digital assets and cryptocurrencies at constant currency	Core Global commerce revenue	Revenue from digital assets and cryptocurrencies in Core global commerce	Comparable organic Core global commerce revenue excluding digital assets and cryptocurrencies	Core global commerce revenue growth	Organic Core global commerce revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$

Revenue	341,606	(36,724)	4,100	308,982	307,112	(79,326)	227,786	11%	36%

Reconciliation of Revenue at constant currency and Revenue growth at constant currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023			Three months ended June 30, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	307,026	391	307,417	211,294	45%	45%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023			Six months ended June 30, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	563,524	6,533	570,057	425,838	32%	34%
Reconciliation of Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to Revenue
The following table reconciles Revenue to Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023					Three months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions(1)	Revenue from digital assets and cryptocurrencies(2)	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$	$

Revenue	307,026	(76,258)	(19,154)	294	211,908	211,294	(35,005)	176,289	45%	20%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023					Six months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions(1)	Revenue from digital assets and cryptocurrencies(2)	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$	$

Revenue	563,524	(106,680)	(36,215)	5,304	425,933	425,838	(79,326)	346,512	32%	23%
(1) Revenue from acquisitions reflects revenue from Paya, which was acquired on February 22, 2023, as well as another immaterial acquisition completed during the period, and revenue from divestitures was nil in both periods presented.
(2) Represent organic revenue from digital assets and cryptocurrencies.

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended June 30, 2023					Three months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	307,026	(76,258)	—	391	231,159	211,294	—	211,294	45%	9%

(In thousands of US dollars except for percentages)	Six months ended June 30, 2023					Six months ended June 30, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	563,524	(106,680)	—	6,533	463,377	425,838	—	425,838	32%	9%